COMMENTS RECEIVED ON 03/06/2018

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Real Estate Equity Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

AMENDMENT NO. 47

Fidelity International Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Floating Rate Central Fund, and Fidelity Financials Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(b), Instruction 2.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s market capitalization policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

(Example from Fidelity International Equity Central Fund)

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

Fidelity Telecom Services Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The fund invests primarily in companies engaged in the development, manufacture, or sale of communications services or communications equipment. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.”

C:

The Staff requests to update the disclosure for the fund to comply with Rule 35d-1. The Staff asserts that, since the name of the fund includes Telecom Services, it must invest at least 80% of assets in companies engaged in telecom services or equipment.

R:

As part of its primary investment strategies, the fund invests not only telecom services and/or telecom equipment, but also other industries under the communications and/communications equipment umbrella. Further, we point out that the fund is not available for sale to the general public and is offered exclusively to affiliated products, each of which is managed by an investment professional who is well aware of the fund’s strategy in this regard. However, in light of the recent announcement by MSCI to broaden and rename the sector as “Communications Services”, we are evaluating the fund’s strategies in this regard and may adopt revisions that would ultimately address the Staff’s concerns.